WANG & LEE GROUP, Inc.

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong

Kowloon, Hong Kong

January 23, 2025

U.S. Securities & Exchange Commission

Office of Real Estate & Construction

Division of Corporation Finance

100 F Street, NE

Attn: Catherine De Lorenzo

Re:	WANG & LEE GROUP, Inc.
Registration Statement on Form F-3
Filed August 30, 2024, as amended
File No. 333-281859

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WANG & LEE GROUP, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 10:30 a.m. ET on January 27, 2025, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Pui Lung Ho
Name:	Pui Lung Ho
Title:	Chief Executive Officer

cc:	Lawrence Venick, Esq.,
Loeb & Loeb LLP